UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 5)*

                       POLO RALPH LAUREN CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 731572103
              -----------------------------------------------
                               (CUSIP Number)

                             BEN I. ADLER, ESQ.
                            GOLDMAN, SACHS & CO.
                              85 BROAD STREET
                          NEW YORK, NEW YORK 10004
              -----------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             FEBRUARY 25, 2004
              -----------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 2 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  GOLDMAN, SACHS & CO.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                   AF-WC

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  NEW YORK

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                      2,291

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                      2,291

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                   2,291

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                  LESS THAN 0.1%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                  BD-PN-IA

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 3 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  THE GOLDMAN SACHS GROUP, INC.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                   AF-OO

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                      2,291

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                      2,291

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                   2,291

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                  LESS THAN 0.1%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                   HC-CO

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 4 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  GS CAPITAL PARTNERS, L.P.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                     WC

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                          0

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                          0

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                     0

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                                    0.0%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                     PN

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 5 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  GS ADVISORS, L.L.C.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                     AF

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                          0

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                          0

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                     0

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                                    0.0%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                     OO

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 6 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  STONE STREET FUND 1994, L.P.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                     WC

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                          0

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                          0

           WITH

             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                     0

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                                    0.0%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                     PN

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 7 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  BRIDGE STREET FUND 1994, L.P.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                     WC

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                          0

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                          0

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                     0

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                                    0.0%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                     PN

    -------- ------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP NO.     731572103                                   Page 8 of 12
---------------------------                         ---------------------------

    -------- ------------------------------------------------------------------
             NAME OF REPORTING PERSON
       1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  STONE STREET FUND 1994, L.L.C.

    -------- ------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [_]
       2                                                        (b) [_]

    -------- ------------------------------------------------------------------
                                SEC USE ONLY

       3

    -------- ------------------------------------------------------------------
                              SOURCE OF FUNDS

       4

                                     AF

    -------- ------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       5     PURSUANT TO ITEMS 2(d) OR 2(e)                        [_]

    -------- ------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
       6

                  DELAWARE

    -------------------- ------- ----------------------------------------------
                                 SOLE VOTING POWER
         NUMBER OF         7

                                                                          0

          SHARES

                         ------- ----------------------------------------------
                                 SHARED VOTING POWER
       BENEFICIALLY        8

                                                                          0

         OWNED BY

                         ------- ----------------------------------------------
                                 SOLE DISPOSITIVE POWER
                                   EACH 9

                                                                          0

         REPORTING

                         ------- ----------------------------------------------
                                 SHARED DISPOSITIVE POWER
          PERSON           10

                                                                          0

           WITH

    -------- ------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11

                                     0

    -------- ------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      12     SHARES                                                 [_]

    -------- ------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13

                                    0.0%

    -------- ------------------------------------------------------------------
             TYPE OF REPORTING PERSON
      14

                                     OO

    -------- ------------------------------------------------------------------

          This Amendment No. 5, filed by GS Capital Partners, L.P. ("GS Capital"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street" and, together with GS Capital and Stone Street, the "Limited Partnerships"), GS Advisors, L.L.C. ("GS Advisors"), Stone Street 1994, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, Stone GP and the Limited Partnerships, the "Filing Persons")(1), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on July 10, 1997 (as amended by Amendment No. 1 filed on April 23, 1998, Amendment No. 2 filed on July 7, 2000, Amendment No. 3 filed on May 16, 2002 and Amendment No. 4 filed on February 6, 2004, the "Schedule 13D") relating to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is hereby amended by adding the following at the end thereof:

          In connection with the exercise by the Limited Partnerships of their demand registration rights pursuant to the Registration Rights Agreement with respect to an aggregate of 10,570,979 shares of Class A Common Stock, the Company filed a registration statement on Form S-3 (No. 333-112730) on February 12, 2004. On February 25, 2004, the Limited Partnerships entered into an underwriting agreement (the "Underwriting Agreement") with the Company and the several underwriters listed in
Schedule I to the Underwriting Agreement (collectively, the "Underwriters"). The Underwriting Agreement provides for the sale by the Limited Partnerships to the Underwriters of 9,192,156 shares of Class A Common Stock (the "Firm Shares") pursuant to an underwritten public offering at a price per share of $29.60 (which is net of underwriting discounts and commissions) for an aggregate amount of $272,087,817.60. In addition, pursuant to the Underwriting Agreement, the Limited Partnerships granted the Underwriters an option (the "Over-Allotment Option"), exercisable within 30 days after the date of the Underwriting Agreement, to purchase, in whole or in part, an additional 1,378,823 shares of Class A Common Stock (the "Option Shares") at the same purchase price per share for an aggregate amount of $40,813,160.80. On February 26, 2004, the Underwriters elected to exercise the Over-Allotment Option in full. In connection with the sale of the Firm Shares and the Option Shares (the "Offering"), the Limited Partnerships will convert all of the shares of Class C Common Stock held by them into shares of Class A Common Stock. The consummation of the Offering is expected to occur on March 2, 2004, as reported by the Company in the final prospectus, dated February 25, 2004 (the "Offering Prospectus"), filed by the Company pursuant to Rule 424 of the Securities Act of 1933, as amended.

          In addition, pursuant to the Underwriting Agreement, Goldman Sachs, as an Underwriter, agreed to purchase an aggregate of 6,871,136 shares of Class A Common Stock in connection with the Offering (consisting of 5,974,901 Firm Shares and 896,235 Option Shares). The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the form of Underwriting Agreement, a copy of which is filed as Exhibit 99.13 hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Items 5(a)-(e) are hereby amended in their entirety as follows:

          (a) After giving effect to the conversion by the Limited Partnerships of all of the shares of Class C Common Stock held by them into shares of Class A Common Stock and assuming that the Offering is consummated on March 2, 2004, based on information reported by the Company in the Offering Prospectus, there will be 56,394,273 shares of Class A Common Stock (99,674,294 shares of Class A Common Stock, assuming all shares of Class B Common Stock are converted into shares of Class A Common Stock) and 43,280,021 shares of Class B Common Stock outstanding upon consummation of the Offering.

          As of March 2, 2004, assuming consummation of the Offering on such date, each of GS Capital, GS Advisors, Stone Street, Bridge Street and Stone GP will no longer be deemed to beneficially own any shares of Class A Common Stock.

          As of February 25, 2004, which is the date of the most recently available information, each of Goldman Sachs and GS Group may be deemed to beneficially own 2,291 shares of Class A Common Stock held as a result of ordinary course trading activities by Goldman Sachs. Accordingly, as of March 2, 2004, assuming consummation of the Offering on such date and assuming no material change in the ordinary course trading position since February 25, 2004, Goldman Sachs and GS Group may be deemed to beneficially own 2,291 shares of Class A Common Stock, representing less than 0.1% of the shares of Class A Common Stock outstanding as of March 2, 2004 (whether or not all outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock).

          In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, may be deemed to beneficially own any shares of Class A Common Stock as of March 2, 2004, other than as set forth herein.

          (b) Each of Goldman Sachs and GS Group shares the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock beneficially owned by such Filing Persons as indicated on pages 2 and 3 above.

          (c) No transactions in the shares of Class A Common Stock were effected by any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, since the most recent filing on Schedule 13D by the Filing Persons relating to the Class A Common Stock.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by any Filing Person.

          (e) As of March 2, 2004, assuming consummation of the Offering on such date, each of the Filing Persons will cease to beneficially own more than five percent of the shares of Class A Common Stock outstanding. Accordingly, this Amendment No. 5 is the final amendment to the Schedule 13D relating to the Class A Common Stock of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is hereby amended to add the following at the end thereof:

Exhibit 99.13 Form of Underwriting Agreement, by and among Polo Ralph Lauren Corporation, the several underwriters listed in
                 Schedule I thereto and the selling stockholders listed in
                 Schedule II thereto (incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Amendment No. 1 to Form S-3 No. 333-112730).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2004



GOLDMAN, SACHS & CO.                           THE GOLDMAN SACHS GROUP, INC.

By:      /s/ Roger S. Begelman                 By:      /s/ Roger S. Begelman
         ---------------------                          ---------------------
Name:    Roger S. Begelman                     Name:    Roger S. Begelman
Title:   Attorney-in-fact                      Title:   Attorney-in-fact


GS CAPITAL PARTNERS, L.P.                      GS ADVISORS, L.L.C.

By:      /s/ Roger S. Begelman                 By:      /s/ Roger S. Begelman
         ---------------------                          ---------------------
Name:    Roger S. Begelman                     Name:    Roger S. Begelman
Title:   Attorney-in-fact                      Title:   Attorney-in-fact


STONE STREET FUND 1994, L.P.                   BRIDGE STREET FUND 1994, L.P.

By:      /s/ Roger S. Begelman                 By:      /s/ Roger S. Begelman
         ---------------------                          ---------------------
Name:    Roger S. Begelman                     Name:    Roger S. Begelman
Title:   Attorney-in-fact                      Title:   Attorney-in-fact


STONE STREET 1994, L.L.C.

By:      /s/ Roger S. Begelman
         ---------------------
Name:    Roger S. Begelman
Title:   Attorney-in-fact